File No. 70-9723

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U- 1

POST-EFFECTIVE AMENDMENT NO. 1
to
APPLICATION-DECLARATION

Under

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Entergy Corporation 639 Loyola Avenue New Orleans, LA 70113	Entergy-Koch, LP 20 East Greenway Plaza Houston, TX 77046

Entergy-Koch Trading, LP
20 East Greenway Plaza
Houston, TX 77046

(Names of companies filing this statement and
addresses of principal executive offices)

Entergy Corporation

(Name of top registered holding company parent of
each applicant or declarant)

Nathan E. Langston Senior Vice President and Chief Accounting Officer Entergy Corporation 639 Loyola Avenue New Orleans, LA 70l13	Kyle R. Vann Chief Executive Officer Entergy-Koch, LP 20 East Greenway Plaza Houston, TX 77046

(Names and addresses of agents for service)

The Commission is also requested to send copies
of any communications in connection with this matter to:

John M. Adams, Esq. Associate General Counsel Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113	Marty Jo Rogers, Esq. Assistant General Counsel Entergy-Koch Trading, LP 20 East Greenway Plaza Houston, TX 77046
Thomas C. Havens, Esq. Jones Day 222 East 41st Street New York, NY 10017

The Application/Declaration on Form U-1, as amended, in this File is hereby amended and restated in its entirety to read as follows:

  Description of Proposed Transactions.

  Entergy Corporation ("Entergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and its subsidiaries Entergy-Koch, LP ("EKLP"), a Delaware limited partnership, and Entergy-Koch Trading, LP, a Delaware limited partnership ("EKT"; Entergy, EKLP and EKT, collectively, the "Applicants"), hereby seek all requisite approvals of the Securities and Exchange Commission (the "Commission") under the Act (i) for Entergy to make investments in Energy Assets or Energy Asset Companies (each as hereinafter defined), (ii) for EKLP, EKT, and other existing or future Subsidiaries (as hereinafter defined) of EKLP to issue guarantees or provide other forms of credit support to or for the benefit of Subsidiaries of EKLP, and to issue and sell other securities, in each case to the extent such transactions are not exempt under the Act and (iii) for certain other transactions, all as more particularly described herein.

    Summary of Existing Authorizations.

    Pursuant to the initial Commission order in this File, dated January 5, 2001 (the "Initial Order")1, Entergy joined with Koch Industries, Inc. ("Koch") to form EKLP. Entergy and Koch each own indirectly 50% of the general and limited partnership interests in EKLP. EKLP, through its subsidiaries (including EKT), is engaged in physical and financial natural gas and power trading, and weather derivatives trading, in the United States, the United Kingdom, Western Europe, and Canada. In addition, EKLP's subsidiary, Gulf South Pipeline Company, LP (formerly Koch Gateway Pipeline Company) ("Gulf South"), engages in the gathering, transmission, and storage of natural gas in the Gulf Coast region. Gulf South meets all of the conditions of Rule 16 under the Act2 and is therefore exempt from all obligations, duties and liabilities that would otherwise be imposed upon Gulf South by or under the Act as a subsidiary company or affiliate of Entergy.

    In addition to approving the creation of EKLP, the Commission in its Initial Order authorized (i) EKLP to issue guarantees or provide other forms of credit support, through December 31, 2005 (the "Authorization Period"), to or for the benefit of its subsidiaries in an aggregate amount not to exceed $2 billion, (ii) Entergy to acquire, directly or indirectly, through the Authorization Period, up to $1.2 billion in energy-related, non-utility assets (including Gulf South) that are incidental to energy marketing and brokering activities of EKLP and its subsidiaries, (iii) EKLP and its subsidiaries to pay dividends out of capital or unearned surplus from time to time, and (iv) EKLP and its subsidiaries to sell energy commodities other than electricity and natural gas (including oil, coal, and risk management services and products) to affiliated utilities "at cost" (as determined in accordance with Rules 90 and 91 under the Act) and in compliance with the terms of the Settlement Agreements (as defined below) previously approved by the Commission.

    Summary of Proposed Transactions.

    The Applicants now seek all requisite Commission approvals under the Act through the Authorization Period (i) for Entergy, directly or indirectly, to invest up to $4 billion (including remaining unused investment capacity under the Initial Order) in energy assets in the United States, Canada and Mexico that would be incidental or related to Entergy's energy commodities business (including as currently conducted through EKLP and its Subsidiaries)3 (collectively, "Energy Assets"); (ii) for EKLP and its Subsidiaries to issue guarantees or other forms of credit support to or for the benefit of EKLP's Subsidiaries, to the extent such transactions are not exempt under Rule 16, Rule 52(b) or Rule 45(b)(7) under the Act, subject to the conditions set forth herein; (iii) for EKLP and its Subsidiaries to issue and sell other securities, to the extent such transactions are not exempt under Rule 16, Rule 52(b) or Rule 45(b) under the Act, subject to the conditions set forth herein; (iv) for Entergy Subsidiaries to enter into interest rate hedging transactions, including Anticipatory Hedges (as hereinafter defined), to the extent such transactions are not exempt under the Act; and (v) for Entergy Subsidiaries to sell goods and services to certain associate non-utility companies at fair market prices, subject to certain conditions set forth herein. The Applicants also request approval, to the extent required under the Act, for EKLP and its Subsidiaries to continue to pay dividends out of capital or unearned surplus to their immediate parent companies, and to continue to be permitted to sell services and goods to affiliated utilities and other associate companies.

    Investments in Energy Assets and Energy Asset Companies.

    The Applicants request approval for Entergy, directly or indirectly, to invest during the Authorization Period up to $4.0 billion (which would include any unused investment authority under the Initial Order (the "Investment Limitation"))4 in Energy Assets, or in the securities of companies ("Energy Asset Companies") which own or will acquire Energy Assets, either directly or indirectly. "Energy Assets" would include, without limitation, oil and natural gas exploration, development, production, gathering, processing, storage and transportation facilities and equipment; liquid oil reserves and storage facilities, and associated facilities; and liquified or compressed natural gas facilities and equipment.5 Energy Asset Companies may also own, directly or indirectly, interests in one or more other businesses which Entergy is permitted or authorized under the Act to acquire and own, including (i) "exempt wholesale generators" under Section 32 of the Act ("EWGs"), (ii) "foreign utility companies" under Section 33 of the Act ("FUCOs" and, together with EWGs, "Exempt Companies")6, (iii) "exempt telecommunications companies" under Section 34 of the Act, or (iv) companies engaged in one or more energy-related businesses of the type specified under Rule 58 of the Act ("Rule 58 Companies"). However, Entergy would not invest in an Energy Asset Company unless substantially all of the consolidated total revenues of such Energy Asset Company were derived from Energy Assets and such other businesses as are permitted or authorized under the Act. In addition, if an Energy Asset Company owns interests in such other businesses as well as Energy Assets, only the portion of Entergy's investment in the securities of such Energy Asset Company which is allocable to such Energy Assets shall apply against the Investment Limitation.7

    Energy Assets or Energy Asset Companies may be acquired, in whole or in part, for cash, in exchange for common stock of Entergy (to the extent authorized by the Commission in File No. 70-9749)8, for other securities of EKLP or other Subsidiaries, in consideration of the assumption of debt of the seller of Energy Assets or of an Energy Asset Company, or any combination of the foregoing. If common stock of Entergy is used as consideration in connection with any such acquisition, the aggregate market value of such securities on the date of issuance will be counted against the Investment Limitation. Likewise, the aggregate principal or face amount of securities issued by a Subsidiary to finance such an acquisition, and of any debt assumed by a Subsidiary as consideration in connection with such an acquisition for which there is recourse, directly or indirectly, to Entergy, also would count against the Investment Limitation. Under no circumstances will the Applicants acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause the acquiring company to be an "electric utility company" or a "gas utility company" as defined under the Act. As is the case with Gulf South, any Energy Asset Company (together with any of its affiliates not previously subject to the Act) acquired pursuant to the authorization in this File and which otherwise meets the conditions of Rule 16 will be entitled to an exemption from the Act pursuant to such rule.

    As the Commission first recognized in SEI Holdings, Inc.9, and in numerous subsequent decisions10, a successful marketer of energy commodities must be able to control some level of physical assets that are incidental or related to its day-to-day operations. Gas marketers today must be able to offer their customers a variety of value-added or "bundled" services, such as gas storage and processing, which interstate pipelines offered prior to FERC Order 636. In order to provide such value-added services, many of the leading gas marketers (including EKLP, through Gulf South Pipeline Company, LP) have invested in production, gathering, processing, and storage capacity at or near the principal gas producing areas and hubs and market centers in the United States. Similarly, in order to compete with both pipelines and local distribution companies for industrial and electric utility sales, marketers must have the flexibility to acquire or construct such supply facilities. In fact, most of the large marketers with which EKLP competes own substantial physical assets of the type described herein.

    Additional investments in exploration, development, production, gathering, processing, and storage capacity would support the Applicants' marketing activities by enhancing their ability to hedge the prices of future supplies of natural gas and other energy-related commodities against market fluctuations. Price volatility occurs due to fluctuations in supply and demand over periods as short as one day or seasonally. Storage and pipeline assets allow energy marketers to "bank" lower cost supplies for use during periods of high volatility, or take advantage of differential price spreads between different markets. Energy marketers with strong and balanced physical asset portfolios are also better able to originate tolling or reverse tolling arrangements for gas and energy commodities. The integration of exploration, development, production, gathering, transportation and storage assets offers energy marketers the opportunity to provide oil, gas and/or electric products and services to energy users, at their discretion, depending on user requirements. Finally, the physical assets underlying an energy marketer's balance sheet may provide substantial credit support for the financial transactions undertaken by the marketer, thereby lowering transaction costs and improving profitability.

    It is the intention of the Applicants to acquire Energy Assets as and when market conditions warrant, whether through acquisitions (including acquisition by lease) of specific assets or groups of assets that are offered for sale, or by acquiring Energy Asset Companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, transportation and storage).

    With respect to investments in Canada and Mexico, as in the United States, such Energy Assets would be incidental or related to and would assist Entergy and its Subsidiaries (including Entergy-Koch Trading Canada, ULC, a wholly-owned subsidiary of EKLP, and any other energy commodities trading, marketing or brokering subsidiary hereafter formed or acquired by Entergy) in connection with Entergy's energy commodities business in such countries. The Applicants believe that the request for authorization to invest in Energy Assets in Canada and Mexico is consistent with (i) the Commission's Initial Order in this File authorizing EKLP to engage in the energy commodity business in Canada, (ii) other recent Commission orders11, (iii) the Commission's recognition of the integration of the North American energy market and the competitive benefits of allowing holding companies to transact in the energy commodity business in such countries, and (iv) recent trends in energy policy as reflected in pending legislation in the United States Congress and administrative actions by U.S. regulatory authorities.

    Following or in conjunction with an acquisition of the securities of Energy Asset Companies or other Subsidiaries, the Applicants may determine to transfer such securities or the assets of such Subsidiaries, in whole or in part, to other direct or indirect Subsidiaries of Entergy, or to liquidate or merge Subsidiaries. Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. The Applicants request authority to engage in such transactions, to the extent that they are not exempt under the Act12, through the Authorization Period.

    Financing Proposals.
      Guarantees.

      EKLP, EKT and any other existing or new direct or indirect Subsidiary of EKLP request authority during the Authorization Period (to the extent such transactions are not exempt pursuant to Rule 16 or otherwise) to provide guarantees or other forms of credit support for the financial commitments or other obligations (other than guarantees in respect of indebtedness or other obligations arising under securities issued by such Subsidiaries, which are exempt under Rule 45(b)(7) and Rule 52(b)) of EKLP or any such Subsidiary. Credit support may take the form of direct or indirect guarantees of securities issued by a Subsidiary of EKLP, stand-by equity funding commitments, obligations under capital maintenance agreements or under reimbursement agreements in respect of bank letters of credit, payment obligations under contracts, or other similar financial instruments or contractual undertakings. A guarantor may charge a fee for a guarantee provided on its behalf that is comparable to that which would be payable by the beneficiary for a guarantee from third parties. Any guarantees outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

      With respect to guarantees issued by EKLP and its Subsidiaries, the Applicants believe that it would be consistent with prior orders of the Commission13, as well as the stated policy and provisions of Rule 16, to permit EKLP and its Subsidiaries to issue guarantees or provide other forms of credit support to other EKLP Subsidiaries, without limitation as to amount, subject to the conditions specified below. As the Commission explained in adopting Rule 16:

      "[A] registered holding company might find it difficult to attract potential co-venturers, to join it in a venture which without the participation of the registered holding company, neither the joint venture nor the other participants would be subject to the Act at all. Rule 16 is meant to eliminate this impediment or disadvantage for the benefit of a registered holding company system14.

      The Applicants believe that the considerations warranting the grant of Rule 16 exemptions for companies such as Gulf South apply with equal force to certain transactions undertaken by EKLP and its Subsidiaries (which are 50% owned, and not controlled, by Entergy). The Applicants therefore propose, whether or not such company is itself deemed to be exempt pursuant to Rule 16, that there be no limit hereunder as to the aggregate amount of guarantees issued by EKLP or its Subsidiaries outstanding at any one time, provided that (i) such guarantees are not recourse, directly or indirectly, to Entergy or any domestic utility subsidiary of Entergy; (ii) the aggregate exposure of EKLP and its Subsidiaries under such guarantees15 is reported to the Commission periodically pursuant to Rule 24 under the Act, as described below; and (iii) the aggregate exposure under all such guarantees furnished for the benefit of Rule 58 Companies (including those issued on an exempt basis pursuant to Rule 45(b)(7) and Rule 52(b)), when taken together with Entergy's "aggregate investment" in Rule 58 Companies, will not at any time exceed the investment limitation for "energy-related companies" as set forth in Rule 58.

      Except as set forth herein, the terms and conditions of any such guarantees, including the duration and expiration thereof, would be the same as now authorized under the Initial Order. The authorization requested herein is intended to replace and supercede the $2 billion limitation on EKLP guarantees and other forms of credit support contained in the Initial Order.

      Other Non-Exempt Security Issuances.
        External Financing.

        In addition, as indicated above, the Applicants wish to have the flexibility to acquire Energy Assets, as well as to invest in Subsidiaries, in cash transactions or in transactions in which the seller may wish to receive common stock or other securities of the Applicants or other Subsidiaries. A seller of Energy Assets may, for example, wish to arrange a tax-free transaction in which it receives common stock of Entergy or equity securities of the acquiring Subsidiary. From the Applicants' perspective, having the flexibility to arrange a tax-free transaction may lower the seller's overall sales price. Accordingly, in order to provide the maximum flexibility to finance the purchase of Energy Assets, Energy Asset Companies, or any other acquisitions authorized or permitted under the Act, to the extent such transactions are not exempt under Rule 16, Rule 52(b) and/or Rule 45(b), the Applicants request authority for EKLP, EKT, and any other existing or new direct or indirect Subsidiary of EKLP to issue securities of any type to non-affiliates from time to time during the Authorization Period.

        For the reasons set forth in Subsection IV.A above, the Applicants further request that, subject to compliance with the conditions and reporting requirements set forth above, financings by EKLP or its Subsidiaries for which approval is granted herein, and financings performed by such companies on an exempt basis under Rule 16 or Rule 52, the proceeds of which are used to invest in Energy Assets or Energy Asset Companies, not reduce the Investment Limitation.

        Intercompany Financing.

      The Applicants also request authorization, to the extent required under the Act, for EKLP and its Subsidiaries to engage in intercompany financings from time to time during the Authorization Period. In most cases, such financing will be in the form of unsecured loans, and the interest rate on intercompany loans payable by a borrowing company will parallel the cost of capital of the lending company. Accordingly, the Applicants expect that most such intercompany loans will be exempt under Rule 52(b). However, Commission approval is hereby requested for intercompany financing transactions if one or more of the conditions set forth in Rule 52(b) or Rule 45(b) is not satisfied. Furthermore, for the reasons set forth in Subsection IV.A above, the Applicants request that any such intercompany transactions not reduce the Investment Limitation.

      The proceeds of the securities authorized to be issued by EKLP and its Subsidiaries in this File would be used for general corporate purposes, including: (i) repayments, redemptions, acquisitions and refinancing of outstanding securities issued by EKLP or its Subsidiaries; (ii) acquisitions of and investments in Energy Assets, Energy Asset Companies, Rule 58 Companies or Exempt Companies, provided that Entergy's "aggregate investment" in Exempt Companies or Rule 58 Companies does not exceed the applicable limit as authorized by rule or order of the Commission; (iii) loans to, and investments in, Subsidiaries; and (iv) other lawful purposes permitted under the Act.

      Interest Rate Hedging.

    The Applicants request authorization (to the extent such transactions are not exempt under the Act) for Subsidiaries (including EKLP) to enter into interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost or risk. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or whose parent companies' senior debt ratings, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service or Fitch Investor Service.

    Interest Rate Hedges will involve the use of financial instruments and derivatives commonly used in today's capital markets, such as interest rate swaps, options, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Thus, Subsidiaries will not engage in speculative Interest Rate Hedge transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

    The Applicants also request authorization (to the extent such transactions are not exempt under the Act) for Subsidiaries (including EKLP) to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties. Anticipatory Hedges would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury securities (a "Zero Cost Collar"), or (iv) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative transactions appropriate for the Anticipatory Hedges. Anticipatory Hedge transactions may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. The relevant Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

    The overall guidelines, parameters and controls applicable to any Anticipatory Hedge transaction by a Subsidiary will be the same as those described in the Entergy Financing Order. All Interest Rate Hedges and Anticipatory Hedges will qualify for hedge accounting treatment under the current Financial Accounting Standards Board ("FASB") standards in effect and as determined as of the date such transactions are entered into. Furthermore, Subsidiaries will comply with the then existing financial disclosure requirements of the FASB associated with hedging transactions.

    Dividends Out of Capital.

    Section 12(c) and Rule 46 under the Act prohibit subsidiaries of registered holding companies, including EKLP and its Subsidiaries, from declaring or paying dividends out of capital or unearned surplus. The Initial Order authorized EKLP and certain of its Subsidiaries to engage in such transactions, without limitation regarding the time period during which such dividends may be paid. The Applicants hereby request that EKLP and its Subsidiaries continue to be authorized to declare and pay dividends or other distributions to their parent companies from time to time out of capital or unearned surplus, to the extent permitted by applicable law and applicable constituent documents and financing agreements. EKLP may then pay distributions to Entergy or Koch to the extent that the distributions are based upon (i) a corresponding dividend or other distribution paid to it out of capital or unearned surplus by a Subsidiary that is a direct Subsidiary of EKLP, or (ii) EKLP's direct or indirect ownership of a Subsidiary.

    It is expected that situations will arise where EKLP or its Subsidiaries will have unrestricted cash available for distribution in excess of current and retained earnings, if any. One such situation could result if a Subsidiary were to sell a portion or all of its equity in a Subsidiary to a third party for cash. It then would have substantial unrestricted cash available for upstream distribution, but (assuming no profit on the sale) would not have available current earnings and therefore could not, without prior Commission approval, declare and pay a dividend or other distribution out of such cash proceeds. Consequently, in these situations the declaration and payment of a dividend would have to be charged, in whole or in part, to capital or unearned surplus.

    Any dividend or other distribution actually declared and paid by a Subsidiary out of capital or unearned surplus pursuant to the authority requested herein will conform to applicable law of such Subsidiary's jurisdiction of organization and applicable restrictions in loan or other financing or organizational agreements.16

    Other Matters.
      Sales of Goods and Services.

      EKLP and its Subsidiaries request continued authority to sell energy commodities (other than electricity and natural gas) to the Entergy domestic utility companies, including but not limited to oil, coal and risk management services and products.17 All such transactions will continue to be performed at "cost", determined in accordance with Rules 90 and 91 under the Act. In addition, all such transactions will continue to be carried out in compliance with the terms of the settlement arrangements entered into between the Entergy domestic utility companies and the state regulatory commissions (collectively, the "Settlement Agreements"). In the event that any Entergy domestic utility company renders services to EKLP or any of its Subsidiaries, such transactions would also be performed in accordance with the pricing formula contained in the Settlement Agreements, subject to any requisite further approval under the Act.18

      Finally, the Applicants request authority (to the extent such transactions are not exempt from the Act under Rule 16 or otherwise) for EKLP and other Entergy Subsidiaries to provide services or sell goods to other Subsidiaries at fair market prices, under an exemption from the "at cost" standard of Section 13(b) of the Act and Rules 90 and 91 thereunder (to the extent Rule 90(d) does not apply), when the Subsidiary receiving the goods or services is:

          a FUCO or foreign EWG that does not derive any income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States;
          an EWG that sells electricity at market-based rates approved by the Federal Energy Regulatory Commission ("FERC"), provided that the ultimate purchaser of such electricity is not a Regulated Utility;
          a "qualifying facility" ("QF") under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity to industrial or commercial customers for their own use at negotiated prices or to electric utility companies (other than a Regulated Utility) at their "avoided cost," as defined under PURPA;
          a domestic EWG or QF that sells electricity at rates approved by the FERC or a state commission, provided that the ultimate purchaser of such electricity is not a Regulated Utility; or
          a Rule 58 Company, or any other Subsidiary that: (i) is partially owned by Entergy (provided that the ultimate purchaser of such goods or services is not a Regulated Utility); (ii) is engaged solely in the business of developing, owning, operating and/or providing goods and services to the nonutility companies described above; or (iii) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a "public-utility company" operating within the United States.19

      In addition, solely with respect to services or goods that are sold by EKLP or its Subsidiaries to other Entergy Subsidiaries (other than a Regulated Utility), the Applicants request authority for such Subsidiaries to sell services or goods to such associate companies at fair market prices.20 The Applicants believe it is critical to realizing the full benefits of the EKLP joint venture that EKLP's Subsidiaries (particularly EKT) not be unreasonably restricted by the Act in furnishing strategic services, such as risk and asset management services (which could involve EKT taking market risk on behalf of the associate company), to other Entergy non-utility Subsidiaries. The application of the "at cost" rules to such transactions prevents EKT from providing services to Subsidiaries on customary market-based terms, which clearly can create significant disincentives to the provision of services to associate companies, while serving no compelling regulatory purpose. The Applicants therefore request that an exemption from the "at cost" rules is necessary and appropriate in the specific and limited circumstances set forth herein.

      Quarterly Reporting.

  The Applicants propose that within sixty (60) days after the end of each of the first three calendar quarters, and within ninety (90) days after the end of the last calendar quarter, of each fiscal year of EKLP, the Applicants will file a quarterly certificate with the Commission containing the following information (in each case, as of the end of the calendar quarter just completed, except as otherwise noted), commencing with the first full calendar quarter ending at least forty-five (45) days following the date of the Commission's supplemental order in this File:

  1. The total amount of investments by Entergy in Energy Assets or Energy Asset Companies, including the aggregate market value (at the date of issuance) of Entergy common stock issued as consideration (in whole or in part) for such investments;

  2. The amount and terms of any securities issuance (including guarantees) by EKLP or its Subsidiaries during the quarter that was not exempt under Rule 16, Rule 45(b) and/or Rule 52(b) (to the same extent as such information is reported on Form U-6B-2 for exempt securities issuances), including an estimate of the aggregate exposure of EKLP and its Subsidiaries under outstanding guarantees;

  3. A list of Form U-6B-2 filings made by EKLP or its Subsidiaries with the Commission during the quarter, including the name of the filing entity and the date of the filing; and

  4. The notional amount and principal terms of any Interest Rate Hedges or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction.

  Fees, Commissions and Expenses.

  The fees, commissions and expenses expected to be paid or incurred, directly or indirectly, in connection with the transactions described herein will be filed by amendment.

  Applicable Statutory Provisions.

  Sections 6(a), 7 and 12(b) of the Act and Rule 45(b) thereunder are or may be applicable to the issuance of guarantees or other securities by EKLP and its Subsidiaries. In addition, Sections 6(a) and 7 are applicable to Interest Rate Hedges, except to the extent that they may be exempt under Rule 52(b), and to Anticipatory Hedges. Sections 9(a) and 10 of the Act are applicable to investments by Entergy in Energy Assets or Energy Asset Companies. Section 12(c) of the Act and Rule 46 thereunder are or may be applicable to the payment of dividends or other distributions out of capital or unearned surplus by EKLP and its Subsidiaries. Section 13(b) of the Act and Rules 90 and 91 thereunder are or may be applicable to the sale of goods or services between Entergy Subsidiaries.

  To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any Section of the Act or rule thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

  The proposed transactions are also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any Exempt Company or other transactions unrelated to Exempt Companies, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Entergy hereby represents that, pursuant to Rule 54 under the Act, (i) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (ii) all of the other criteria of Rule 53(a) and (b) are satisfied. Specifically, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, none of the conditions set forth in Rule 53(b) exists (under which the provisions of Rule 53 would not be available).

  With respect to the condition set forth in clause (1) of Rule 53(a), Entergy's "aggregate investment" in Exempt Companies (approximately $2.23 billion) is equal to approximately 54% of Entergy's "consolidated retained earnings" as of June 30, 2003 (approximately $4.1 billion). Entergy's aggregate investment in Exempt Companies currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act).

  Although Entergy's current aggregate investment in EWGs and FUCOs exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (HCAR No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Companies and, therefore, Entergy's aggregate investment in such Exempt Companies is within the parameters authorized in the June 2000 Order. However, even if Entergy was determined not to be in compliance with Rule 54 as a result of its failure to satisfy the requirements set by Rule 53(a)(1), and the effect upon the Entergy System of the capitalization and earnings of EWGs and FUCOs in which Entergy has an ownership interest was considered, there would be no basis for the Commission to withhold or deny approval for the proposed transactions in this Application-Declaration. The action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the Entergy System, or an adverse impact on Entergy's public-utility companies or their customers, for the following reasons:

  1. As of June 30, 2003, Entergy's aggregate investment in Exempt Companies was equal to 12% of Entergy's total consolidated capitalization, 12% of consolidated net utility plant and 19% of the market value of Entergy's common stock. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's aggregate investment in Exempt Companies was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

  2. Entergy's consolidated retained earnings have grown by an average of 14% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through June 30, 2003).

  3. Income from Entergy's investments in Exempt Companies has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order.

  4. As of March 31, 2000, the most recent calendar quarter preceding the June 2000 Order, Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of June 30, 2003, Entergy's consolidated capitalization ratio was approximately 49.7% debt and approximately 50.3% equity, consisting of approximately 3.2% preferred stock and approximately 47.1% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

  5. Each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Companies would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply, as of the date of this Application-Declaration.

  Accordingly, since the date of the June 2000 Order, the capitalization and earnings attributable to Entergy's investments in EWGs and FUCOs have not had an adverse impact on Entergy's financial integrity.

  Except to the extent otherwise authorized in the June 2000 Order or any subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

  Regulatory Approval.

  The pre-notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976 may apply to certain acquisitions of Energy Assets or Energy Asset Companies. Also, the FERC may have jurisdiction over acquisitions of Energy Asset Companies under Section 203 of the Federal Power Act if such companies also own jurisdictional facilities under the Federal Power Act or engage in electric power marketing, and may have jurisdiction over acquisitions of Energy Assets under Section 7 of the Natural Gas Act if such assets include jurisdictional natural gas transmission facilities. Entergy will not consummate any acquisition of Energy Assets or an Energy Asset Company unless it has obtained all other applicable state or federal regulatory approvals.

  Except as set forth above, no state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Application/Declaration.

  Procedure.

  The Commission is requested to publish a supplemental notice under Rule 23 with respect to the filing of this Post-Effective Amendment No. 1 to the Application/Declaration in this File as soon as practicable. The Applicants request that the Commission's supplemental order be issued as soon as the rules allow, and that there not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which such order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

  Exhibits and Financial Statements.
          Exhibits:

F - Legal Opinion(s) from counsel to the Applicants (to be filed by amendment)
H - Proposed Form of Federal Register Notice

          Financial Statements:

  Financial Statements of Entergy Corporation and of Entergy Corporation and subsidiaries, consolidated, included in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (filed in File No. 1-11299 and incorporated herein by reference).

  Except as reflected in the Financial Statements, no material changes not in the ordinary course of business have taken place since June 30, 2003.

  Information as to Environmental Effects.

None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

ENTERGY CORPORATION
By: /s/ Nathan E. Langston Nathan E. Langston Senior Vice President and Chief Accounting Officer

ENTERGY - KOCH, LP
By: /s/ J. Jeffery Searle J. Jeffery Searle President

ENTERGY-KOCH TRADING, LP
By: /s/ David C. Sobotka David C. Sobotka President

Dated: October 31, 2003

________________________
1. See Holding Company Act Release ("HCAR") No. 27334 (Jan. 5, 2001).

2. Specifically, in accordance with Rule 16, Gulf South (i) is not a "public-utility company" under Section 2(a)(5) of the Act, (ii) is primarily engaged in the transportation and storage of natural gas, (iii) has not more than 50% of its voting securities owned indirectly by Entergy or other registered holding companies, and (iv) pursuant to the Initial Order in this File, was acquired by Entergy under a Commission order issued under Sections 9(a) and 10 of the Act and the rules thereunder.

3. For purposes of this Application/Declaration, the term "Subsidiary" includes any existing or future direct or indirect non-utility "subsidiary company" (as defined in Section 2(a)(8)(A) of the Act) that is engaged in businesses which Entergy is authorized or permitted by rule or order to acquire or own under the Act, including Rule 58 Companies, Energy Asset Companies and Exempt Companies (each as defined herein).

4. After giving effect to its acquisition, through EKLP, of Gulf South, Entergy currently may invest up to approximately $886 million in additional Energy Assets or Energy Asset Companies through the Authorization Period under the Initial Order.

5. "Energy Assets" also may include gas or coal reserves; a pipeline spur that is needed for deliveries of fuel to an industrial customer; and electric metering and customer electric equipment and associated facilities. See Exelon Corporation, et al., HCAR No. 27545 (June 27, 2002).

6. Except for EGT Holding Ltd., EKLP does not currently hold any direct or indirect interest in any EWG or FUCO. However, EKLP wishes to obtain any necessary authorizations that would facilitate EKLP's potential development, acquisition, ownership, operation, administration and financing of one or more future EWGs or FUCOs, as well as additional investments permitted under the Act or approved by the Commission from time to time.

7. Similarly, any portion of such investment allocable to Exempt Companies or Rule 58 Companies owned by such Energy Asset Company would be subject to the applicable investment limitations under Rule 53 (as modified by the June 2000 Order (as hereinafter defined)) and Rule 58, respectively.

8. See Entergy Corporation, HCAR No. 27371 (April 3, 2001) (the "Entergy Financing Order").

9. See HCAR No. 26581 (Sept. 26, 1996).

10. See, e.g., Progress Energy, Inc., et al., HCAR No. 27673 (May 5, 2003); Alliant Energy Corporation, et al., HCAR No. 27448 (October 3, 2001); American Electric Power Company, Inc., HCAR No. 27432 (August 13, 2001).

11. See, e.g., Exelon Corporation, et al., HCAR No. 27545 (June 27, 2002); Cinergy Corp., HCAR No. 27393 (May 4, 2001).

12 In some cases, the sale of securities, assets or an interest in other businesses to an associate company may be exempt under Rule 43(b).

13 See, e.g., National Fuel Gas Co. et al., HCAR No. 26840 (1998); Transok, Inc., HCAR No. 23859 (1985); Columbia Gas System, Inc., HCAR No. 21930 (1981).

14 See Rule to Exempt Certain Non-Utility Subsidiaries and Affiliates Under the Public Utility Holding Company Act of 1935, HCAR No. 21797 (1980).

15 Certain of the guarantees may be in support of obligations which are not capable of exact quantification. In such cases, the Applicants will determine the exposure under such guarantees for purposes of reporting thereof by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. Such estimates will be reevaluated periodically, and will in all cases be made in accordance with generally accepted accounting principles.

16 Similar authority has been granted by the Commission in numerous proceedings, including Entergy Corporation, HCAR No. 27039 (June 22, 1999), GPU International, Inc., HCAR No. 27023 (May 14, 1999) and Cinergy Corp., HCAR No. 26984 (March 1, 1999).

17 It is contemplated that Gulf South will continue to provide gas transportation and "unbundled" ancillary services, such as gas storage (including parking and lending), balancing, nominating and scheduling, to Entergy's domestic utility companies in accordance with the terms of open-access tariffs on file with the Federal Energy Regulatory Commission (the "FERC.") Such transactions are generally exempt under the Act pursuant to Rule 81. In addition, other Subsidiaries of EKLP (including EKT) may also from time to time sell electricity and gas to, and purchase electricity and gas from, Entergy's domestic utility companies. Electricity and natural gas are expressly excluded from the definition of "goods" under Rule 80. However, the Entergy domestic utility companies will not sell any other property, equipment or goods to EKLP or its Subsidiaries absent prior Commission approval.

18 See Entergy Corporation, et al., HCAR No. 27040 (June 22, 1999), in which the Commission granted an exemption under Section 13(b)(2) of the Act in order to allow the Entergy domestic utility companies and certain other regulated Subsidiaries of Entergy (collectively, the "Regulated Utilities") to charge cost plus 5%, in accordance with the Settlement Agreements, for services rendered to Entergy's unregulated non-utility Subsidiaries (collectively, "Nonregulated Businesses"). The other pricing provisions in the Settlement Agreements are as follows: (i) transfers of generating assets, fuel and fuel-related assets and of market, technological or similar data by a Regulated Utility to a Nonregulated Business must be priced at market value, (ii) profits on the sale of products developed by a Regulated Utility and marketed by a Nonregulated Business must be divided equally between the two companies, after deduction for the incremental costs associated with making the products available for sale, (iii) development of royalty payments on a case-by-case basis in connection with transfers of product rights, patents, copyrights, or similar rights from a Regulated Utility to a Nonregulated Business, and (iv) use of competitive bidding or similar procedures approved by the appropriate state commission to price any procurements by a Regulated Utility from a Nonregulated Business with a fair market value in excess of $100,000.

19. These five conditions under which market-based pricing is permitted are substantially the same as those the Commission has previously approved for other registered holding companies. See, e.g., FirstEnergy Corp., et al., HCAR No. 27694 (June 30, 2003); E. ON AG, et al., HCAR No. 27539 (June 14, 2002); Alliant Energy Corporation, et al., HCAR No. 27448 (October 3, 2001); and NiSource, Inc., et al., HCAR No. 27265 (November 1, 2000).

20. The Applicants request that this authorization be made effective for services and goods sold by EKLP and to Subsidiaries to such associate companies from and after February 1, 2001, the date on which the partnership was formed pursuant to the Initial Order. The Commission granted similar retroactive treatment in connection with the implementation of transfer pricing exemptions required under the Settlement Agreements described above. See Entergy Corp., et al., HCAR No. 27040 (June 22, 1999).